Exhibit 99.1

Hutchison China MediTech Limited Announces Exercise of

Overallotment Option

London: Wednesday, April 13, 2016: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) announces that the underwriters of its offering of American depositary shares (“ADSs”) on the Nasdaq Global Select Market (the “Offering”) have exercised their overallotment option. The underwriters elected to purchase an additional 660,000 ADSs at a price of US$13.50 per ADS, raising an additional US$8,910,000 in gross proceeds and bringing the total gross proceeds of the Offering to US$110,160,000, through the sale of an aggregate of 8,160,000 ADSs, each representing one-half of one ordinary share of Chi-Med. All of the ADSs in the Offering were sold by Chi-Med.

BofA Merrill Lynch and Deutsche Bank Securities (in alphabetical order) acted as joint global coordinators and joint bookrunners for the Offering. Stifel, Canaccord Genuity, Panmure Gordon & Co. and CITIC CLSA acted as co-managers for the Offering.

In connection with the Offering, a registration statement on Form F-1 (the “Form F-1 Registration Statement”) has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”).  The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering may be accessed through the SEC’s website at www.sec.gov or obtained from (in alphabetical order): (i) BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, or by email at dg.prospectus_requests@baml.com, or (ii) Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, or by email at prospectus.cpdg@db.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Application has also been made for the 330,000 new ordinary shares issued by Chi-Med pursuant to the exercise of the overallotment option, represented by the 660,000 ADSs, to be admitted to trading on AIM, and it is expected that admission will become effective at 8:00 a.m. (GMT+1) on April 15, 2016. The 330,000 new ordinary shares issued by Chi-Med pursuant to the exercise of the overallotment option have been credited as fully paid and rank pari passu in all respects with the existing ordinary shares. As of the closing of the overallotment exercise, the issued share capital of Chi-Med is 60,613,118, and this figure may be used by shareholders as a denominator for the calculations by which they determine if they are required to notify their interest in, or change to their interest in, Chi-Med under the Disclosure and Transparency Rules, as incorporated into Chi-Med’s articles of association.

For illustrative purposes only, the 60,613,118 ordinary shares would be equivalent to 60,613,118 CREST depositary interests (each equating to one ordinary share) or, if the CREST depositary interests were converted in their entirety, equivalent to 121,226,236 ADSs (each equating to one-half of one ordinary share).

Ends

Contact

Investor Inquiries
Christian Hogg, CEO	+852 2121 8200

International Media Inquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)
anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Inquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)
bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)
sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956
jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 20 7638 9571
+44 7967 566 919 (Mobile)
david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

Notes to Editors

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products. Its Innovation Platform focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, including statements regarding the Offering. Actual results may differ materially from those projected or implied. More information about potential factors that could affect Chi-Med’s business and financial results is contained in the Form F-1 Registration Statement filed with the SEC. Any forward-looking statement made by Chi-Med herein, or elsewhere, speaks only as of the date on which such statement is made. Chi-Med does not intend, and undertakes no duty, to update any forward-looking statements after the date hereof to reflect future events or circumstances.

Important information

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The distribution of this announcement into jurisdictions other than the United Kingdom and the United States may be restricted by law. Persons into whose possession this announcement come should acquaint themselves with and observe any such restrictions.

For readers in the European Economic Area

In any EEA Member State that has implemented the Prospectus Directive, this announcement is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom

This announcement, insofar as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Order”); or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.